Mail Stop 6010

May 10, 2006

Via U.S. Mail and Facsimile

Mr. Edwin A. Reilly
President and Chief Executive Officer
Bellacasa Productions, Inc.
237 Cedar Hill Street, Suite 4
Marlborough, MA 01752

> **Re: Bellacasa Productions, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-49707**

Dear Mr. Reilly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6 – Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

1.   In light of the substantial doubt about your ability to continue as a going concern, please expand MD&A to more specifically describe your plan of operations for the next twelve months. That disclosure should address, in reasonably specific detail, the amounts of planned expenditures with accompanying detail about how you intend to fund those expenditures.

Financial Statements, page F-1

2.   We note that the financial statements presented prior to the acquisition of Aquamer are those of Bellacasa Productions. Additionally, we note that you have determined that the merger is a reverse acquisition with Aquamer as the accounting acquirer. A reverse acquisition between a shell entity and a private operating company should be accounted for as a recapitalization of the private operating company. Accordingly, the financial statements presented in post merger filings should be those of the accounting acquirer for all historical periods. Please revise to present historical financial statements of Aquamer for all periods presented in the filing. As well, you should also revise MD&A to discuss the financial statements presented in the revised filing.

3.   As a related matter, you should expand the statement of stockholders' equity to more fully conform with paragraph 11d to SFAS 7. Under that guidance you should present statements of stockholders' equity for Aquamer for each period from inception. The notes to financial statements should present appropriate descriptions of equity transactions, including discussion of the basis for assigning amounts to any non-cash transactions.

4.   Please also note that the historical stockholders' equity of the accounting acquirer, Aquamer, prior to the merger should be retroactively restated for the equivalent number of shares received in the merger by Aquamer after giving effect to any difference in par value of the issuer's, Bellacasa, and the acquirer's, Aquamer, stock with an offset to paid-in capital.

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please have your auditor revise his opinion to indicate the city and State where issued in accordance with Rule 2-02(a) of Regulation S-X.

6.   Cumulative data for annual periods from inception provided under SFAS 7 should be audited and should be covered by the audit report. Please revise.

Balance Sheet, page F-3

7.   Tell us why the pre-payments under the supply agreement should not be expensed as research and development. Tell us how you considered the requirements of SFAS 2 and fully describe the basis for your position in GAAP.

Statements of Operations, page F-4

8.   We see under Item 2 that you sublet office space without charge. Please tell us whether you have accrued all costs of doing business for all periods, including rent expense and any other services, equipment or property provided without charge. If not, tell us why you believe charges for such matters are not necessary for fair presentation of your operating results. In general, the financial statements should include all costs of doing business.   Refer to SAB Topic 1-B and advise.

9.   As noted above, the financial statements included in the filing should be those of Aquamer for all historical periods. Since the merger is accounted for as a recapitalization of the accounting acquirer, earnings (loss) per share should be restated for the periods prior to the merger to reflect the number of equivalent shares issued in the reverse acquisition. Please revise.

Note 2. Acquisition of Aquamer, page F-7

10.   A reverse merger between a shell corporation and a private operating company accounted for as a recapitalization is not a business combination under SFAS 141. As well, neither Aquamer nor Bellacasa would be businesses as defined in EITF 98-3. According, it is not appropriate to present merger pro forma information in your filing.   Please revise to remove the pro forma information presented on page F-8.

Note 10. Stockholders' Equity, page F-15

Stock Issued for Services, page F-16

11.   We note that on February 26, 2005 you issued 600,000 shares of common stock
        for services and that you assigned a fair value of $0.0375 per share. Please revise
        to disclose and tell us how you determined the fair value of that common stock.
        Please explain why your valuation is appropriate in GAAP. Also bridge that gap
        between the $.0375 assigned to those shares and the $.20 per share realized in
        cash transactions during May, June and September 2005; and, reconcile that
        valuation with the fair value assumed for stock option purposes from Note 11.

Warrants – Issued with Convertible Note and Issued for Services, page F-16

12.   Please revise to disclose valuation model and significant assumptions used to
        determine the fair values of the warrants described in Note 10.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
When sending supplemental information regarding this filing, please include the
following ZIP+4 code in our address: 20549-6010. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Senior Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant